                                                Filed pursuant to rule 424(b)(4)
                                                Registration No. 333-50565

PROSPECTUS
MAY 5, 1998

                               15,000,000 SHARES

                                  [ENRON LOGO]

                                  COMMON STOCK

     All of the shares of common stock, no par value (the "Common Stock"), of Enron Corp. ("Enron") offered hereby are being sold by Enron. Enron's Common Stock is listed on the New York, Chicago and Pacific Stock Exchanges where it trades under the symbol ENE. On May 4, 1998, the last reported sales price of the Common Stock on the New York Stock Exchange was $50 1/16 per share. See "Price Range of Common Stock and Dividends."

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
            PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------------------------------------
                                         PRICE TO THE             UNDERWRITING             PROCEEDS TO
                                            PUBLIC                DISCOUNT(1)                ENRON(2)
-------------------------------------------------------------------------------------------------------------
Per Share.........................          $50.00                   $1.50                    $48.50
Total(3)..........................       $750,000,000             $22,500,000              $727,500,000
-------------------------------------------------------------------------------------------------------------

(1) Enron has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."

(2) Before deducting estimated expenses of $510,000 payable by Enron.

(3) Enron has granted to the Underwriters an option, exercisable within 30 days hereof, to purchase up to an aggregate of 2,250,000 additional shares at the Price to the Public less Underwriting Discount for the purpose of covering over-allotments, if any. If the Underwriters exercise such option in full, the total Price to the Public, Underwriting Discount and Proceeds to Enron will be $862,500,000, $25,875,000 and $836,625,000, respectively. See
    "Underwriting."

     The shares are being offered by the several Underwriters when, as and if delivered to and accepted by the Underwriters and subject to various prior conditions, including the right to reject orders in whole or in part. It is expected that delivery of the shares will be made in New York, New York, on or about May 8, 1998.

DONALDSON, LUFKIN & JENRETTE
        SECURITIES CORPORATION

                      CREDIT SUISSE FIRST BOSTON

                                           GOLDMAN, SACHS & CO.

                                                          LEHMAN BROTHERS

MERRILL LYNCH & CO.      PAINEWEBBER INCORPORATED      JEFFERIES & COMPANY, INC.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH COMMON STOCK, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by Enron (File No. 1-13159) with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Exchange Act of 1934 (the "Exchange Act") are incorporated herein by reference:

          (a) Annual Report on Form 10-K for the year ended December 31, 1997;

          (b) Current Report on Form 8-K dated March 19, 1998; and

          (c) The description of Enron's capital stock set forth in Enron's Registration Statement on Form 8-B filed on July 2, 1997.

     Each document filed by Enron pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Stock pursuant hereto shall be deemed to be incorporated herein by reference and to be a part hereof from the date of filing of such document. Any statement contained herein or in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     Enron will provide without charge to each person to whom a copy of this Prospectus is delivered, on the request of any such person, a copy of any or all of the foregoing documents incorporated herein by reference other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into the documents that this Prospectus incorporates). Written or telephone requests for such copies should be directed to Secretary Division, Enron Corp., at its principal executive offices, 1400 Smith Street, Houston, Texas 77002 (telephone: 713-853-6161).

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial data included elsewhere or incorporated by reference in this Prospectus. As used in this Prospectus, unless the context otherwise requires, the term "Enron" means Enron Corp. and its subsidiaries. Unless otherwise indicated, all share amounts and as adjusted amounts have been calculated assuming no exercise of the over-allotment option.

                                  ENRON CORP.

     Enron Corp., an Oregon corporation, is an integrated natural gas and electricity company with headquarters in Houston, Texas. Enron's operations are conducted through its subsidiaries and affiliates which are principally engaged in the exploration for and production of natural gas and crude oil in the United States and internationally; the transportation of natural gas through pipelines to markets throughout the United States; the generation and transmission of electricity to markets in the northwestern United States; the marketing of natural gas, electricity and other commodities and related risk management and finance services worldwide; and the development, construction and operation of power plants, pipelines and other energy related assets in international markets.

                                  THE OFFERING

Common Stock offered.........................  15,000,000 shares(1)
Common Stock outstanding as of April 30,
  1998.......................................  311,611,708 shares
Use of proceeds..............................  To repay indebtedness and for general corporate purposes. See "Use of Proceeds."
New York Stock Exchange trading symbol.......  ENE

---------------

(1) Excludes 2,250,000 shares of Common Stock subject to the Underwriters' over-allotment option.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                    (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                                YEARS ENDED DECEMBER 31,
                                                              ----------------------------
                                                               1997       1996       1995
INCOME STATEMENT DATA:
Revenues....................................................  $20,273    $13,289    $9,189
                                                              =======    =======    ======
Net income
  Results from core businesses..............................  $   585    $   493    $  489
  Retail energy services(1).................................       (9)        --        --
  Items impacting comparability(2)..........................     (471)        91        31
                                                              -------    -------    ------
Reported net income.........................................  $   105    $   584    $  520
                                                              =======    =======    ======
Diluted earnings per common share
  Results from core businesses..............................  $  1.98    $  1.82    $ 1.82
  Retail energy services(1).................................    (0.03)        --        --
  Items impacting comparability(2)..........................    (1.60)      0.34      0.12
  Effect of anti-dilution...................................    (0.03)        --        --
                                                              -------    -------    ------
Reported diluted earnings per common share..................  $  0.32    $  2.16    $ 1.94
                                                              =======    =======    ======

                                                               AS OF DECEMBER 31, 1997
                                                              -------------------------
                                                              ACTUAL     AS ADJUSTED(3)
BALANCE SHEET DATA:
  Total assets..............................................  $23,422       $23,422
  Long-term debt............................................    6,254         5,527
  Minority interests........................................    1,147         1,147
  Company-obligated preferred securities of subsidiaries....      993           993
  Shareholders' equity......................................    5,618         6,345

---------------

(1) Includes gain on sale of 7% of Enron Energy Services ($61 million, or $0.21 per diluted share).

(2) Includes a charge in 1997 primarily to reflect the impact of the amended J-Block gas contract ($463 million, or $1.57 per diluted share).

(3) Reflects application of the estimated net proceeds of the offering, as described under "Use of Proceeds." See "Capitalization."

                           FORWARD LOOKING STATEMENTS

     This Prospectus includes forward looking statements within the meaning of
Section 27A of the Securities Act of 1933 (the "Securities Act") and Section 21E of the Exchange Act. All statements other than statements of historical facts included or incorporated by reference in this Prospectus, including, without limitation, statements regarding Enron's future financial position, business strategy, budgets, reserve estimates, projected costs and plans and objectives of management for future operations, are forward looking statements. Although Enron believes its expectations reflected in such forward looking statements are based on reasonable assumptions, no assurance can be given that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the expectations reflected in the forward looking statements herein include political developments in foreign countries, the ability to penetrate new retail natural gas and electricity markets in the United States and Europe, other actions taken by regulatory authorities, the timing and extent of changes in commodity prices for crude oil, natural gas, electricity, interest rates and foreign currencies, the extent of success in acquiring oil and gas properties and in discovering, developing and producing reserves, the timing and success of efforts to develop international power, pipeline and other infrastructure projects, and the conditions of the capital markets and equity markets. All subsequent written or oral forward looking statements attributable to Enron or persons acting on its behalf are expressly qualified in their entirety by the foregoing cautionary statements.

                                    BUSINESS

     Enron is an integrated natural gas and electricity company with headquarters in Houston, Texas. Enron's operations are conducted through its subsidiaries and affiliates, which are principally engaged in the exploration for and production of natural gas and crude oil in the United States and internationally; the transportation of natural gas through pipelines to markets throughout the United States; the generation and transmission of electricity to markets in the northwestern United States; the marketing of natural gas, electricity and other commodities and related risk management and finance services worldwide; and the development, construction and operation of power plants, pipelines and other energy related assets in international markets.

CORE BUSINESSES

EXPLORATION AND PRODUCTION

     Enron's natural gas and crude oil exploration and production operations are conducted by Enron Oil & Gas Company ("EOG"). Enron currently owns approximately 55% of the outstanding common stock of EOG. EOG is an independent (non-integrated) oil and gas company engaged in the exploration for, and development, production and marketing of, natural gas and crude oil primarily in major producing basins in the United States, as well as in Canada, Trinidad and India. At December 31, 1997, EOG's estimated net proved reserves were 4.5 trillion cubic feet equivalent. At such date, approximately 67% of EOG's reserves (on a natural gas equivalent basis) were located in the United States, 10% in Canada, 8% in Trinidad and 15% in India. EOG's reserves were 90% natural gas and 10% crude oil and other.

TRANSPORTATION AND DISTRIBUTION

     Enron's transportation and distribution business is comprised of Enron's North American interstate natural gas transportation systems and its electricity transmission and distribution operations in Oregon.

     Interstate Transmission of Natural Gas. Included in Enron's domestic interstate natural gas pipeline operations are Northern Natural Gas Company ("Northern"), Transwestern Pipeline Company ("Transwestern") and Florida Gas Transmission Company ("Florida Gas") (indirectly 50% owned by Enron). Northern, Transwestern and Florida Gas are interstate pipelines and are subject to the regulatory jurisdiction of the Federal Energy Regulatory Commission. Each pipeline serves customers in a specific geographical area: Northern, the upper Midwest; Transwestern, principally the California market and pipeline interconnects on the east end of the Transwestern system; and Florida Gas, the State of Florida. In addition, Enron holds an interest in Northern Border Partners, L.P., which owns a 70% interest in the Northern Border Pipeline system. An Enron subsidiary operates the Northern Border Pipeline system, which transports gas from Western Canada to delivery points in the midwestern United States.

     Electricity Transmission and Distribution Operations. Enron's electric utility operations are conducted through its wholly-owned subsidiary, Portland General Electric Company ("PGE"). PGE is engaged in the generation, purchase, transmission, distribution and sale of electricity in the State of Oregon. PGE also sells energy to wholesale customers throughout the western United States. PGE's Oregon service area is approximately 3,170 square miles. At December 31, 1997, PGE served approximately 685,000 customers.

WHOLESALE ENERGY OPERATIONS AND SERVICES

     Enron's wholesale energy operations and services business operates in North America, Europe and evolving energy markets in developing countries. Activities are conducted primarily by Enron Capital & Trade Resources and Enron International. These businesses provide integrated energy-related products and services to wholesale customers worldwide, including the development, construction and operation of power plants, natural gas pipelines and other energy-related assets, energy commodity sales and services, risk management products and financial services. Enron also provides comprehensive engineering and construction expertise for power and pipeline projects, serving as turnkey contractor or project manager for such projects.

     Wholesale energy operations and services can be categorized into four business lines: (i) Asset Development and Construction, (ii) Cash and Physical,
(iii) Risk Management and (iv) Finance and

Investing. Products and services related to these business lines are offered to varying degrees in North American, European and evolving international markets.

     Asset Development and Construction. This business includes the development and construction of power plants, pipelines and other energy infrastructure.

     Cash and Physical. The cash and physical operations include the purchase, sale, marketing and delivery of natural gas, electricity, liquids and other commodities under contracts of one year or less and the management of Enron's contract portfolios. Enron's cash and physical business also includes the management of operating assets of this segment, including domestic intrastate pipelines and storage facilities and international pipelines and power plants.

     Risk Management. The risk management activities consist of long-term energy commodity contracts (transactions greater than one year) and restructuring of existing long-term contracts. Enron provides risk management products and services to energy customers that hedge movements in price and location-based price differentials. Enron's risk management services are designed to provide stability to customers in markets impacted by commodity price volatility.

     Finance and Investing. Enron's financing and investing activities provide capital to energy-related businesses seeking debt or equity financing, including volumetric production payments, loans and equity investments, either directly or through Enron affiliates. Additionally, the finance and investing business results include changes in the composition and market value of these capital investments, as well as certain of Enron's equity investments.

NEW BUSINESS

RETAIL ENERGY SERVICES

     Enron Energy Services ("EES") provides direct sales of energy products and services to end-use customers. This includes sales of natural gas and electricity and energy management services directly to commercial and light industrial customers, as well as investments in related businesses. In deregulated markets such as California, products can include electricity and natural gas and related metering and billing. EES provides end-users with a broad range of energy products and services at competitive prices.

                              RECENT DEVELOPMENTS

     On April 14, 1998, Enron announced earnings results for the first quarter of 1998. In the first quarter of 1998, Enron's core businesses generated after-tax earnings of $0.71 per diluted share, compared to $0.60 for the same period a year ago. The retail energy services business segment incurred an after-tax loss of $0.06 per diluted share in the first quarter, compared to an after-tax loss of $0.03 per diluted share for the same period a year ago. Enron reported a non-recurring gain of $0.24 per diluted share on the sale of liquids properties in the first quarter of 1997. Enron reported total diluted earnings per share of $0.65 and $0.81 and total net income of $214 million and $222 million for the first quarter of 1998 and 1997, respectively. Revenues were $5.7 billion for the first quarter of 1998, compared to $5.3 billion for the same period a year ago.

                                USE OF PROCEEDS

     The net proceeds to Enron from the sale of Common Stock offered hereby are estimated to be $727 million ($836 million if the over-allotment option is exercised in full), after deducting underwriting discounts and commissions and estimated expenses of the offering. Such proceeds will be used to repay short-term indebtedness and for general corporate purposes, including capital expenditures. As of May 4, 1998, the weighted average interest rate on such outstanding short-term indebtedness was approximately 5.66%.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

     The following table presents the high and low sales prices for the Common Stock as reported on the New York Stock Exchange composite transactions reporting system and dividends paid per share for the calendar quarters indicated. The Common Stock is also listed for trading on the Chicago Stock Exchange and the Pacific Stock Exchange, as well as the London Stock Exchange and the Frankfurt Stock Exchange.

                                                             PRICE RANGE
                                                             ------------
                                                             HIGH     LOW     DIVIDEND
1996
  First Quarter............................................  $40      $34 5/8  $.2125
  Second Quarter...........................................   42 3/8   36 3/8   .2125
  Third Quarter............................................   43       39 1/8   .2125
  Fourth Quarter...........................................   47 1/2   40 1/4   .2250
1997
  First Quarter............................................   45 1/8   37 7/8   .2250
  Second Quarter...........................................   42 3/8   35 5/8   .2250
  Third Quarter............................................   42       35       .2250
  Fourth Quarter...........................................   41 15/16  35 15/16   .2375
1998
  First Quarter............................................   48       38 1/8   .2375
  Second Quarter (through May 4, 1998).....................   52 1/8   45 9/16   .2375

     On May 4, 1998, the last reported sales price for the Common Stock on the New York Stock Exchange was $50 1/16 per share.

     Although Enron expects to continue to pay dividends on its Common Stock, future dividend payments will depend on Enron's results of operations, cash flow, anticipated capital requirements and such other factors as the Board of Directors of Enron deems relevant.

                                 CAPITALIZATION

     The following table sets forth the unaudited summary capitalization of Enron and its consolidated subsidiaries as of December 31, 1997 and as adjusted to give effect to the issuance of 15,000,000 shares of Common Stock offered by Enron in this offering, and the application of the net proceeds to Enron therefrom, assuming all of such transactions occurred on December 31, 1997. See "Use of Proceeds." The table should be read in conjunction with Enron's consolidated financial statements and notes thereto and other financial data incorporated by reference herein. See "Incorporation of Certain Documents by Reference."

                                                              AS OF DECEMBER 31, 1997
                                                              ------------------------
                                                               ACTUAL     AS ADJUSTED
                                                                   (IN MILLIONS)
Short-term debt.............................................  $    --       $    --
                                                              -------       -------
Long-term debt
  Enron Corp................................................    3,487         2,760
  Subsidiary companies......................................    1,975         1,975
  Amount reclassified from short-term debt..................      825           825
  Unamortized debt discount and premium.....................      (33)          (33)
                                                              -------       -------
          Total long-term debt..............................    6,254         5,527
                                                              -------       -------
Minority interests..........................................    1,147         1,147
                                                              -------       -------
Company-obligated preferred securities of subsidiaries......      993           993
                                                              -------       -------
Shareholders' equity
  Convertible preferred stock...............................      134           134
  Common equity.............................................    5,484         6,211
                                                              -------       -------
          Total shareholders' equity........................    5,618         6,345
                                                              -------       -------
          Total capitalization..............................  $14,012       $14,012
                                                              =======       =======

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The audited consolidated financial statements of Enron and related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations," included in Enron's Annual Report on Form 10-K for the year ended December 31, 1997, are incorporated by reference in this Prospectus. The following should be read in conjunction with Enron's consolidated financial statements and notes thereto and other financial data incorporated by reference herein. See "Incorporation of Certain Documents by Reference."

                                                                   YEARS ENDED DECEMBER 31,
                                                        -----------------------------------------------
                                                         1997      1996      1995      1994      1993
                                                            (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
Revenues..............................................  $20,273   $13,289   $ 9,189   $ 8,984   $ 7,986
Costs and expenses
  Cost of gas, electricity and other products.........   17,311    10,478     6,733     6,517     5,567
  Operating expenses..................................    1,406     1,421     1,218     1,124     1,146
  Oil and gas exploration expenses....................      102        89        79        84        76
  Depreciation, depletion and amortization............      600       474       432       441       458
  Taxes, other than income taxes......................      164       137       109       102       108
  Contract restructuring charge.......................      675        --        --        --        --
                                                        -------   -------   -------   -------   -------
          Total costs and expenses....................   20,258    12,599     8,571     8,268     7,355
                                                        -------   -------   -------   -------   -------
Operating income......................................       15       690       618       716       631
Other income and deductions
  Equity in earnings of unconsolidated subsidiaries...      216       215        86       112        73
  Other, net..........................................      334       333       461       116        94
                                                        -------   -------   -------   -------   -------
Income before interest, minority interests and income
  taxes...............................................      565     1,238     1,165       944       798
Interest and related charges, net.....................      401       274       284       273       300
Dividends on company-obligated preferred securities of
  subsidiaries........................................       69        34        32        20         2
Minority interests....................................       80        75        44        31        28
Income tax expense (benefit)..........................      (90)      271       285       167       135
                                                        -------   -------   -------   -------   -------
Net income............................................      105       584       520       453       333
Preferred stock dividends.............................       17        16        16        15        17
                                                        -------   -------   -------   -------   -------
Earnings on common stock..............................  $    88   $   568   $   504   $   438   $   316
                                                        =======   =======   =======   =======   =======
After-tax results
  Results from core businesses........................  $   585   $   493   $   489   $   440   $   380
  Retail energy services(1)...........................       (9)       --        --        --        --
  Items impacting comparability(2)....................     (471)       91        31        13       (47)
                                                        -------   -------   -------   -------   -------
Reported net income...................................  $   105   $   584   $   520   $   453   $   333
                                                        =======   =======   =======   =======   =======
Basic earnings per common share.......................  $  0.32   $  2.31   $  2.07   $  1.80   $  1.32
                                                        =======   =======   =======   =======   =======
Diluted earnings per common share
  Results from core businesses........................  $  1.98   $  1.82   $  1.82   $  1.65   $  1.43
  Retail energy services(1)...........................    (0.03)       --        --        --        --
  Items impacting comparability(2)....................    (1.60)     0.34      0.12      0.05     (0.18)
  Effect of anti-dilution.............................    (0.03)       --        --        --        --
                                                        -------   -------   -------   -------   -------
Reported diluted earnings per common share............  $  0.32   $  2.16   $  1.94   $  1.70   $  1.25
                                                        =======   =======   =======   =======   =======
BALANCE SHEET DATA:
Total assets..........................................  $23,422   $16,137   $13,239   $11,966   $11,504
Long-term debt........................................    6,254     3,349     3,065     2,805     2,661
Minority interests....................................    1,147       755       549       290       196
Company-obligated preferred securities of
  subsidiaries........................................      993       592       377       377       214
Shareholders' equity..................................    5,618     3,723     3,165     2,880     2,623
Book value per share..................................  $ 17.26   $ 13.81   $ 12.01   $ 10.94   $ 10.01

---------------

(1) Includes gain on sale of 7% of EES ($61 million, or $0.21 per diluted share).

(2) Includes a charge in 1997 primarily to reflect the impact of the amended J-Block gas contract ($463 million, or $1.57 per diluted share).

                                  UNDERWRITING

     Subject to certain conditions contained in the Underwriting Agreement, a syndicate of underwriters named below (the "Underwriters"), for whom Donaldson, Lufkin & Jenrette Securities Corporation, Credit Suisse First Boston Corporation, Goldman, Sachs & Co., Lehman Brothers Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, PaineWebber Incorporated and Jefferies & Company, Inc. are acting as representatives (the "Representatives"), have severally agreed to purchase from Enron an aggregate of 15,000,000 shares of Common Stock. The number of shares of Common Stock that each Underwriter has agreed to purchase is set forth opposite its name below.

                                                              NUMBER OF
                        UNDERWRITERS                            SHARES
Donaldson, Lufkin & Jenrette Securities Corporation.........   1,875,000
Credit Suisse First Boston Corporation......................   1,875,000
Goldman, Sachs & Co. .......................................   1,875,000
Lehman Brothers Inc. .......................................   1,875,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated..........   1,875,000
PaineWebber Incorporated....................................   1,250,000
Jefferies & Company, Inc. ..................................     625,000
CIBC Oppenheimer Corp. .....................................     300,000
Credit Lyonnais Securities (USA) Inc. ......................     300,000
A.G. Edwards & Sons, Inc. ..................................     300,000
Howard, Weil, Labouisse, Friedrichs Incorporated............     300,000
J.P. Morgan Securities Inc. ................................     300,000
NationsBanc Montgomery Securities LLC.......................     300,000
Prudential Securities Incorporated..........................     300,000
SBC Warburg Dillon Read Inc. ...............................     300,000
Schroder & Co. Inc. ........................................     300,000
Societe Generale Securities Corporation.....................     300,000
Gerard Klauer Mattison & Co., Inc. .........................     300,000
Edward D. Jones & Co., L.P. ................................     150,000
Neuberger & Berman, LLC.....................................     150,000
Sanders Morris Mundy........................................     150,000
                                                              ----------
             Total..........................................  15,000,000
                                                              ==========

     The Underwriting Agreement provides that the obligations of the several Underwriters to purchase the shares of Common Stock offered hereby are subject to approval of certain legal matters by their counsel and to certain other conditions. If any of the shares of Common Stock are purchased by the Underwriters pursuant to the Underwriting Agreement, the Underwriters are obligated to purchase all such shares (other than those covered by the over-allotment option described below).

     The Underwriters propose to offer the shares of Common Stock to the public initially at the price to the public set forth on the cover page of this Prospectus and to certain dealers (who may include the Underwriters) at such price, less a concession not in excess of $0.90 per share. The Underwriters may allow, and such dealers may re-allow, a concession not in excess of $0.10 per share to certain other dealers. After the public offering of the shares, the price to the public, the concession and the discount to dealers may be changed by the Representatives without notice.

     Enron has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 2,250,000 additional shares of Common Stock at the initial price to the public less underwriting discounts and commissions, solely to cover over-allotments. To the extent that the Underwriters exercise such option, each of the Underwriters will be committed, subject to certain conditions, to purchase a number of option shares proportionate to such Underwriter's commitment as indicated in the preceding table.

     In the Underwriting Agreement, Enron has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

     Enron has agreed, subject to certain exceptions, not to (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any Common Stock (regardless of whether any of the transactions described in clause
(i) or (ii) is to be settled by the delivery of Common Stock, in cash or otherwise) or (iii) file any registration statement with respect to the registration of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, in each case for a period of 90 days after the date of this Prospectus, without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation.

     The Underwriters may engage in over-allotment, stabilizing transactions, syndicate short covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchase of shares of the Common Stock in the open market after distribution has been completed in order to cover syndicate short positions. Penalty bids permit the Underwriters to reclaim a selling concession from a syndicate member when the shares of Common Stock originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the Common Stock to be higher than it would otherwise be in the absence of such transactions.

     In the ordinary course of their respective businesses, the Underwriters or their affiliates engage in or have provided investment banking and financial advisory services to Enron, its subsidiaries or affiliates in the past, for which they have received customary compensation and expense reimbursement, and may do so again in the future.

                             AVAILABLE INFORMATION

     Enron is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; and at the following Regional Offices of the Commission: Midwest Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and Northeast Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates or from the site maintained by the Commission on the Internet World Wide Web at http://www.sec.gov. Enron's Common Stock is listed on the New York, Chicago and Pacific Stock Exchanges. Reports, proxy statements and other information concerning Enron can be inspected and copied at the respective offices of these exchanges at 20 Broad Street, New York, New York 10005; 120 South LaSalle Street, Chicago, Illinois 60603; and 301 Pine Street, San Francisco, California 94014.

     This Prospectus constitutes a part of a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") filed by Enron with the Commission under the Securities Act, with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in such Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Reference is made to such Registration Statement and to the exhibits relating thereto for further information with respect to Enron and the Common Stock offered hereby. Any statements contained herein concerning the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the Commission or incorporated by reference herein are not necessarily complete, and in each instance reference is made to the copy of such document so filed for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

                            VALIDITY OF COMMON STOCK

     The validity of the Common Stock will be passed upon for Enron by James V. Derrick, Jr., Esq., Senior Vice President and General Counsel of Enron. Mr. Derrick owns substantially less than 1% of the outstanding shares of Common Stock of Enron. Certain legal matters will be passed upon for Enron by Vinson & Elkins L.L.P. The validity of the Common Stock will be passed upon for the Underwriters by Bracewell & Patterson, L.L.P. Bracewell & Patterson, L.L.P. currently provides services to Enron and certain of its subsidiaries and affiliates as outside counsel on matters unrelated to the issuance of the Common Stock.

                                    EXPERTS

     The consolidated financial statements included in Enron's Current Report on Form 8-K dated March 19, 1998 and consolidated financial statements and schedule included in Enron's Annual Report on Form 10-K for the year ended December 31, 1997, incorporated by reference in this Prospectus and elsewhere in the Registration Statement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

     The letter report of DeGolyer and MacNaughton, independent petroleum consultants, included as an exhibit to Enron's Annual Report on Form 10-K for the year ended December 31, 1997, and the estimates from the reports of that firm appearing in such Annual Report, are incorporated by reference herein on the authority of said firm as experts in petroleum engineering and in giving such reports.

======================================================

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY ENRON OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SHARES BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING THE OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
Incorporation of Certain Documents by
  Reference...........................    2
Prospectus Summary....................    3
Business..............................    5
Recent Developments...................    6
Use of Proceeds.......................    6
Price Range of Common Stock and
  Dividends...........................    7
Capitalization........................    7
Selected Consolidated Financial
  Data................................    8
Underwriting..........................    9
Available Information.................   10
Validity of Common Stock..............   11
Experts...............................   11

======================================================
======================================================

                               15,000,000 SHARES

                                  [ENRON LOGO]

                                  COMMON STOCK
                            ------------------------

                                   PROSPECTUS
                            ------------------------
                          DONALDSON, LUFKIN & JENRETTE
              SECURITIES CORPORATION

                           CREDIT SUISSE FIRST BOSTON

                              GOLDMAN, SACHS & CO.

                                LEHMAN BROTHERS

                              MERRILL LYNCH & CO.

                            PAINEWEBBER INCORPORATED

                           JEFFERIES & COMPANY, INC.

                                  MAY 5, 1998

======================================================